Exhibit 12.2
Union Electric Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Net income from continuing operations	$446,475	$378,670	$351,770	$348,806	$341,966
Less - Change in accounting principle	-	-	-	-	-
Less - Income from equity investee	7,050	5,098	6,463	54,285	54,545
Add - Taxes based on income	250,669	207,641	193,156	183,867	139,782

Net income before income taxes, change in accounting principle and income from equity investee	690,094	581,213	538,463	478,388	427,203

Add - fixed charges:
Interest on long-term debt	104,699	103,338	120,899	176,088	203,456	(1)
Estimated interest cost within rental expense	2,771	2,790	2,528	2,754	2,540
Amortization of net debt premium, discount, and expenses	4,170	5,168	5,278	5,468	5,634

Total fixed charges	111,640	111,296	128,705	184,310	211,630

Earnings available for fixed charges	801,734	692,509	667,168	662,698	638,833

Ratio of earnings to fixed charges	7.18	6.22	5.18	3.59	3.01

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	5,941	5,941	5,941	5,941	5,941
Adjustment to pretax basis	2,959	2,891	2,896	3,244	2,429

	8,900	8,832	8,837	9,185	8,370

Combined fixed charges and preferred stock dividend requirements	$120,540	$120,128	$137,542	$193,495	$220,000

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	6.65	5.76	4.85	3.42	2.90

(1)	Includes FIN 48 interest expense